United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

• Vale's performance in Q1 was marked by higher y/y iron ore sales and progress in the commissioning of the VGR1 and Capanema projects, ensuring greater operational flexibility and adherence to the 2025 production guidance. Copper and Nickel operational performance was strong, reflecting the consistent performance across all assets, as well as the ramp-up of the VBME project in Canada.

• Iron ore production totaled 67.7 Mt, 4% (3.2 Mt) lower y/y, as per Vale’s mine plan, while high rainfall levels further impacted the Northern System. S11D continued to perform well, reaching the highest production ever for a first quarter. Pellets production totaled 7.2 Mt, 15% (1.3 Mt) lower y/y, due to lower pellet feed availability. Iron ore sales totaled 66.1 Mt, 4% (2.3 Mt) higher y/y, driven by Vale’s supply chain flexibility using advanced inventories.

• Copper production totaled 90.9 kt, 11% (9.0 kt) higher y/y, with a strong operational performance at Salobo, Sossego and Voisey’s Bay following the ramp-up of Salobo 3 and Voisey’s Bay’s underground mines.

• Nickel production totaled 43.9 kt, 11% (4.4 kt) higher y/y, mainly reflecting higher production at Onça Puma after the furnace rebuild in 1Q24 and stronger asset performance in Canada, further fueled by VBME’s ramp-up.

  Highlights

Production Summary
000’ metric tons	1Q25	1Q24	∆ y/y	4Q24	∆ q/q	2025 guidance
Iron ore[1]	67,664	70,826	-4.5%	85,279	-20.7%	325-335 Mt
Pellets	7,183	8,467	-15.2%	9,167	-21.6%	38-42 Mt2
Copper	90.9	81.9	11.0%	101.8	-10.7%	340-370 kt
Nickel	43.9	39.5	11.1%	45.5	-3.5%	160-175 kt

1 Including third-party purchases, run-of-mine and feed for pelletizing plants. 2  Iron ore agglomerates guidance, including iron ore pellets and briquettes.

Sales Summary
000’ metric tons	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Iron ore	66,141	63,826	3.6%	81,196	-18.5%
Fines[1]	56,762	52,546	8.0%	69,912	-18.8%
Pellets	7,493	9,225	-18.8%	10,067	-25.6%
ROM	1,886	2,056	-8.3%	1,216	55.1%
Copper	81.9	76.8	6.6%	99.0	-17.3%
Nickel	38.9	33.1	17.5%	47.1	-17.4%

1 Including third-party purchases.

Price Realization Summary
US$/t	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Iron ore fines (CFR/FOB, wmt)	90.8	100.7	-9.8%	93.0	-2.4%
Iron ore pellets (CFR/FOB, wmt)	140.8	171.9	-18.1%	143.0	-1.5%
Copper[1]	8,891	7,687	15.7%	9,187	-3.2%
Nickel	16,106	16,848	-4.4%	16,163	-0.4%

1 Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations, was US$ 8,630/t in 1Q25.

Iron ore and pellets operations

•	Northern System: production decreased by 0.9 Mt y/y, impacted by Serra Norte’s licensing restrictions, already considered in the production plan, intensified by higher rainfall levels. These effects were partially offset by solid operational performance at S11D, achieving the highest production ever for a Q1, driven by the ongoing asset reliability initiatives.
•	Southeastern System: output decreased by 1.2 Mt y/y, driven by a 49-day corrective maintenance period at the Cauê plant, which impacted Itabira’s production. This decline was partially offset by (i) improved performance at Fazendão as a result of enhancements implemented at the processing plant throughout 2024, and (ii) increased third-party purchases. The Capanema project is ramping-up on schedule and is expected to reach full capacity in the first quarter of 2026.
•	Southern System: production was 1.1 Mt lower y/y, mainly driven by our plan to prioritize the production of higher-margin products in response to current market conditions. The VGR1 project ramp-up continues to advance and is expected to be completed in the second quarter of 2026.
•	Pellets: production was 1.3 Mt lower y/y, due to (i) lower production at the Tubarão plants resulting from lower pellet feed availability from Itabira and (ii) increased rainfall levels in the Northern System, which impacted the moisture grade of the pellet feed and, as a result, the performance of the São Luis plant.
•	Iron ore sales totaled 66.1 Mt, 2.3 Mt higher y/y, supported by the sale of advanced inventories formed in previous quarters to counterbalance the shipment restrictions due to rains in the Northern System. Given current market conditions, Vale has prioritized offering medium-grade products such as our blended products (BRBF) and concentrated products in China (PFC1), aiming at maximizing value generation of our portfolio.
•	The all-in premium totaled US$ 1.8/t1, US$ 2.8/t lower q/q, driven by the lower iron ore fines premiums (US$ -1.3/t vs. US$1.0/t in 4Q24), impacted by seasonally lower availability of Northern System ores and lower market premiums.
•	The average realized iron ore fines price was US$ 90.8/t, US$ 2.2/t lower q/q mainly driven by lower premiums. The average realized pellet price also decreased by US$ 2.2/t q/q, totaling US$ 140.8/t, due to lower quarterly contractual premiums.

1 Iron ore fines premium of US$ -1.3/t and the weighted average contribution of the pellet business of US$ 3.1/t.

Copper operations

•	Salobo: copper production increased by 3.9 kt y/y, as a result of consistent operational performance, with the Salobo complex's throughput exceeding an average of 35 Mtpy over 90 days.
•	Sossego: copper production increased by 3.7 kt y/y, due to a lower base from last year, as a scheduled maintenance shutdown impacted 1Q24’s performance.
•	Canada: copper production increased by 1.3 kt y/y, mainly reflecting the ramp-up and stable performance of the Voisey’s Bay operation.
•	Payable copper sales[2] totaled 81.9 kt in the quarter, 5.1 kt higher y/y, in line with the increase in production.
•	The average copper realized price was US$ 8,891/t, US$ 296/t lower q/q, due to timing of final pricing, which was partially offset by higher average LME prices and lower TC/RC discounts.

Nickel operations

•	Sudbury: own sourced finished nickel production slightly decreased by 0.3 kt y/y mainly due to a timing mismatch between mined material and refined production.
•	Voisey’s Bay: own sourced finished nickel production increased by 2.1 kt y/y driven by the consistent ramp-up of Voisey’s Bay’s underground operations. The full ramp up is expected to be concluded in 2H26.
•	Thompson: own sourced finished nickel production increased by 1.2 kt y/y, driven by additional volume delivered to Sudbury.
•	Onça Puma: finished nickel production increased by 5.4 kt y/y as furnace 1 was halted for rebuilding in 1Q24.
•	Nickel sales totaled 38.9 kt in the quarter, 5.0 kt lower than production, due to inventories build-up to meet committed sales during planned maintenance at the Canadian refineries in Q2.
•	The average nickel realized price was US$ 16,106/t in the quarter, down US$ 57/t q/q, reflecting lower LME prices.

2 Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes.

Annex 1: Production and sales summary

Iron ore

000’ metric tons	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Northern System	34,981	35,929	-2.6%	51,942	-32.7%
Serra Norte and Serra Leste	15,615	18,218	-14.3%	28,274	-44.8%
S11D	19,366	17,711	9.3%	23,667	-18.2%
Southeastern System	18,396	19,551	-5.9%	22,097	-16.7%
Itabira (Cauê, Conceição and others)	5,494	7,599	-27.7%	7,722	-28.9%
Minas Centrais (Brucutu and others)	6,751	6,397	5.5%	8,083	-16.5%
Mariana (Alegria, Timbopeba and others)	6,150	5,555	10.7%	6,292	-2.3%
Southern System	14,287	15,347	-6.9%	11,241	27.1%
Paraopeba (Mutuca, Fábrica and others)	4,774	6,525	-26.8%	4,214	13.3%
Vargem Grande (VGR, Pico and others)	9,513	8,822	7.8%	7,027	35.4%
Iron Ore Production[1]	67,664	70,826	-4.5%	85,279	-20.7%
Own production	61,111	65,013	-6.0%	79,609	-23.2%
Third-party purchases	6,553	5,813	12.7%	5,671	15.6%
Iron Ore Sales	66,141	63,826	3.6%	81,196	-18.5%
Fines Sales[2]	56,762	52,546	8.0%	69,912	-18.8%
IOCJ	4,596	9,400	-51.1%	9,287	-50.5%
BRBF	36,391	25,915	40.4%	43,890	-17.1%
Pellet feed – China (PFC1)[3]	3,809	2,536	50.2%	3,585	6.2%
Lump	1,679	1,809	-7.2%	1,535	9.4%
High-silica products	1,957	7,163 ⁴	-72.7%	852	129.7%
Other fines (60-62% Fe)	8,329	5,723 ⁴	45.5%	10,764	-22.6%
Pellet Sales	7,493	9,225	-18.8%	10,067	-25.6%
ROM Sales	1,886	2,056	-8.3%	1,216	55.1%
Sales from 3rd party purchase	6,222	5,648	10.2%	5,290	17.6%

1 Including third party purchases, run-of-mine and feed for pelletizing plants. Vale’s product portfolio Fe content reached 61.7%, alumina 1.3% and silica 6.8% in 1Q25. 2 Including third-party purchases. 3 Products concentrated in Chinese facilities. 4 Restated from historical figures.

Pellets

‘000 metric tons	1Q25	1T24	∆ y/y	4Q24	∆ q/q
Northern System	370	766	-51.7%	521	-29.0%
São Luis	370	766	-51.7%	521	-29.0%
Southeastern System	3,722	4,852	-23.3%	5,328	-30.1%
Itabrasco (Tubarão 3)	754	557	35.4%	789	-4.4%
Hispanobras (Tubarão 4)	187	688	-72.8%	921	-79.7%
Nibrasco (Tubarão 5 and 6)	621	1,153	-46.1%	1,612	-61.5%
Kobrasco (Tubarão 7)	835	852	-2.0%	896	-6.8%
Tubarão 8	1,325	1,601	-17.2%	1,110	19.4%
Southern System	1,118	1,219	-8.3%	638	75.2%
Vargem Grande	1,118	1,219	-8.3%	638	75.2%
Oman	1,974	1,629	21.2%	2,680	-26.3%
Pellet Production	7,183	8,467	-15.2%	9,167	-21.6%
Pellet Sales	7,493	9,225	–18.8%	10,067	-25.6%

Copper - Finished production by source

000’ metric tons	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Brazil	68.3	60.6	12.7%	77.0	-11.3%
Salobo	52.3	48.4	8.1%	58.9	-11.2%
Sossego	16.0	12.3	29.9%	18.1	-11.7%
Canada	22.6	21.3	6.1%	24.9	-9.3%
Sudbury	15.9	16.8	-5.5%	16.3	-2.6%
Thompson	1.0	0.4	155.4%	3.6	-71.6%
Voisey's Bay	4.6	2.7	70.5%	3.9	18.0%
Feed from third parties[1]	1.1	1.3	-16.3%	1.2	-9.4%
Copper Production	90.9	81.9	11.0%	101.8	-10.7%
Copper Sales	81.9	76.8	6.6%	99.0	-17.3%
Copper Sales Brazil	60.8	56.4	7.8%	74.4	-18.3%
Copper Sales Canada	21.1	20.4	3.3%	24.7	-14.7%

1 External feed purchased from third parties and processed into copper in our Canadian operation.

Nickel

‘000 metric tons	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Finished Production by Source
Canada	20.0	16.9	18.2%	20.0	-0.2%
Sudbury	9.9	10.2	-3.2%	10.6	-6.8%
Thompson	3.6	2.4	50.8%	2.9	24.8%
Voisey's Bay	6.5	4.4	47.2%	6.5	-0.4%
Brazil	5.4	–	n.a.	4.8	13.1%
Indonesia	–	18.7	-100.0%	–	n.a.
External feed	18.5	3.8	386.8%	20.7	-10.6%
Feed from third-parties[1]	4.3	3.8	12.6%	4.4	-2.8%
PTVI offtake[2]	14.2	–	n.a.	16.3	-12.8%
Finished Production by Site
Sudbury	15.4	13.8	11.5%	14.8	3.9%
Voisey’s Bay & Long Harbour	10.0	7.7	29.7%	9.2	8.6%
Onça Puma	5.4	–	n.a.	4.8	13.1%
Clydach	8.4	10.2	-17.2%	10.5	-19.6%
Matsusaka	4.3	3.3	31.6%	5.2	-16.5%
Others[3]	0.3	4.5	-93.2%	1.0	-69.6%
Nickel Production	43.9	39.5	11.1%	45.5	-3.5%
Nickel Sales	38.9	33.1	17.5%	47.1	-17.4%

1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI. 2 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale. 3 Includes intermediates produced in Thompson and PTVI, tolling and others.

Energy Transition Metals by-products - Finished production

	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Cobalt (metric tons)	739	482	53.4%	695	6.4%
Platinum (000’ oz troy)	24	30	-20.5%	36	-33.8%
Palladium (000’ oz troy)	27	39	-30.0%	38	-28.2%
Gold (000’ oz troy)[1]	115	104	10.1%	136	-15.8%
Total by-Products (000’ metric tons Cu eq.)2 3	47	38	23.7%	54	-13.0%

1 Includes Gold from Copper and Nickel operations. 2 Includes Iridium, Rhodium, Ruthenium and Silver. 3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey.

Annex 2: Energy Transition Metals

Maintenance scheduled in 2025

	Q1	Q2	Q3	Q4
Copper operations
Salobo
Salobo I & II	< 1 week		< 1 week	< 1 week
Salobo III	< 1 week	< 1 week		< 1 week
Sossego
Sossego	< 1 week	< 1 week	1 week	< 1 week
Nickel operations
Sudbury
Coleman			4 weeks
Creighton			5 weeks
Copper Cliff North			4 weeks
Copper Cliff South			3 weeks
Garson			4.5 weeks
Totten			1.5 weeks
Clarabelle mill			4 weeks
Sudbury Smelter
Sudbury Refinery
Port Colborne (Ni, Co & PGMs)
Thompson
Thompson mine			4.5 weeks
Thompson mill			4.5 weeks
Voisey’s Bay & Long Harbour
Voisey’s Bay			2 weeks
Long Harbour Refinery				4.5 weeks
Standalone Refineries
Clydach
Matsusaka	4.5 weeks
Brazil
Onça Puma		1.5 weeks		< 1 week

Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business.
The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter.

Investor Relations	This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Vale.RI@vale.com

Thiago Lofiego
thiago.lofiego@vale.com

Mariana Rocha
mariana.rocha@vale.com

Luciana Oliveti
luciana.oliveti@vale.com

Pedro Terra
pedro.terra@vale.com

Patricia Tinoco
patricia.tinoco@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 15, 2025		Director of Investor Relations